Exhibit 99.2

April 24, 2006

For Immediate Release

Company Name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code Number: 4568, First Section, Tokyo, Osaka and Nagoya stock Exchanges)

For Inquiries: Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Acceptance of Tender Offer for Wakodo

Sankyo Co., Ltd. (President and Representative Director, Yasuhiro Ikegami, hereinafter “Sankyo”), a wholly-owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED (President and Representative Director, Takashi Shoda, hereinafter “DAIICHI SANKYO”), announces that it accepts tender offer by Asahi Breweries, Ltd. (President and COO, Hitoshi Ogita, hereinafter “Asahi”), for 3,572,500 common shares of WAKODO CO., LTD. (President and Representative Director, Makoto Yamada, hereinafter “Wakodo”), all of which Sankyo and its subsidiaries hold, except odd shares, representing 60.14% of Wakodo’s 5,939,586 outstanding shares.

Sankyo values Asahi’s various distribution channels and its management style and expertise to pursue quality and customer satisfaction, and considers Asahi to be the excellent partner of Wakodo for its prospective growth and managerial policy. Sankyo decided to apply tender offer by Asahi, taking into above factors and various conditions such as tender offer price.

Sankyo has been reviewing the strategic alternatives for its non-pharmaceutical businesses to concentrate its management resources on pharmaceutical business and plans to achieve the independence of all of its non-pharmaceutical businesses by March, 2007.

The information regarding the impact of this acceptance of tender offer on Sankyo’s financial results of fiscal years ending March 2007 and thereafter will be disclosed at a later date.